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                 March 30, 2022

       Tim Mayleben
       Chief Executive Officer
       Landos Biopharma, Inc.
       1800 Kraft Drive, Suite 216
       Blacksburg, Virginia 24060

                                                        Re: Landos Biopharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 24,
2022
                                                            File No. 333-263836

       Dear Mr. Mayleben:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Eric Blanchard